Green Shelters Innovations Ltd.,
                           48, Themistokli Dervi,
                          Centennai Building, Office
                              701, 1066 Nicosia,
                                   Cyprus


                                            Dated :  April  13, 2007
Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, Ontario
Canada L5L1X2

Attention:	Anthony Durkacz


Dear Gentlemen:

      This binding letter of intent sets forth the basic terms and conditions of the acquisition (the "Acquisition") by Green Shelter Innovations Ltd., a corporation organized under the laws of the Republic of Cyprus (the "Buyer"), from Astris Energi Inc., a corporation organized under the laws of the province of Ontario, Canada (the "Seller"), of substantially all the assets relating to the Seller's business (the "Business").

     1. Purchase of Assets. At the closing of the Acquisition (the "Closing"), the Buyer will purchase all or substantially all of the assets and properties used or usable in or arising out of the Business, including but not limited to real property, fixtures, equipment, furniture, tooling, finished goods, in process inventory, raw materials, accounts receivable, patents, trademarks, copyrights, customer lists, contract rights, all claims and causes of action whether known or unknown and all other tangible and intangible assets and properties used or usable in or arising out of the Business, in Buyer's sole discretion (the "Acquired Assets"). With respect to residual tax losses attributable to the Seller or the Business, when and/or if monetized by the Seller, 50 percent of proceeds thereof will belong to the Seller and 50% of the proceeds will belong to the Buyer. The Seller agrees to take such actions as are required to give effect to the foregoing sentence. The Seller shall consult with the Buyer and keep the Buyer fully apprised of all developments with respect thereto. The Buyer shall be entitled to copies of all documents, agreements and correspondence in connection with the monetization of the tax losses.

     2. Assumed and Excluded Liabilities. The Buyer will assume the liabilities of the Sellers solely related to the Acquired Assets arising after the Closing.

      3.  Consideration.  At the Closing, as payment for the Acquired
Assets, the Buyer will (a) pay to the Seller US$3,064,373 ("Cash Purchase Price"), (b) give the Seller an option to redeem (for nominal consideration of US$1) 4,248,750 shares of common stock of Seller, issued to Buyer on March 16, 2007 at US$0.08 per share and all other shares of common stock of Seller issued to Buyer prior to Closing including, for greater certainty all shares of common stock issued by Seller to Buyer upon conversion of the Debentures (as hereinafter defined), and (c) cancel, without additional consideration, all of the secured convertible debentures issued by Seller and held by Buyer which have an aggregate outstanding principal amount of US$1.7 Million (the "Debentures").

The parties acknowledge that Buyer does not hold, and therefore can not agree to cancel, the CA$20,000 debenture of Seller which is held by Michael Wright of Vancouver, Canada. The Buyer warrants that it has the rights to bind and will bind its wholly owned subsidiary, Acme Global Inc., to its obligations set forth in this Section 3.

      4. Additional Consideration. Upon the Closing, the Buyer will deposit CA$185,000 into the trust account of a solicitor, chosen by both the Buyer and the Seller, to be held and released subject to the terms and conditions of an escrow agreement consistent with the provisions of this letter of intent. The solicitor will remain an independent third party throughout the period during which the funds are deposited with them. At no point will such solicitors represent either the Buyer, the Seller or any of their affiliates, directors, officers, or employees in connection with the Acquisition or otherwise. Pursuant to the escrow agreement, CA$100,000 of said funds shall be used as a legal contingency fund for a period of 12 months after the Closing for any litigation instituted against the directors of the Seller, CA$60,000 will be used to prepay a one-year term of director's and officer's liability insurance for the Seller and the balance of up to CA$25,000 will be available to be used for the Seller's legal costs for this transaction once the Seller has incurred CA$75,000 of such costs and evidence thereof has been provided to the Buyer.

     5. Certain Closing Matters. At the Closing, the Seller will convey the Acquired Assets to the Buyer, free and clear of all security interests, liens and any other encumbrances.

     6.  Conditions Precedent.

     (a) The obligations of the parties to consummate the Acquisition are subject to the following conditions:

     (i) negotiation and execution of definitive documentation on terms as materially outlined in this letter of intent (the "Definitive Documents")which terms shall be satisfactory to the Seller and the Buyer and their respective solicitors, each acting reasonably and in good faith, which shall include representations, agreements, covenants, conditions and indemnities customary for negotiated corporate acquisitions of this type; and

    (ii) completion of all necessary governmental filings, receipt of all necessary governmental approvals and expiration or termination of all applicable governmental waiting periods.

     (b) The obligations of the Buyer to consummate the Acquisition are subject to the following conditions:

     (i) approval by the board of directors of the Seller and by the shareholders of the Seller pursuant to a duly called special meeting of the shareholders (the "Shareholder Approval");

    (ii) receipt by the Seller (and receipt by the Buyer of a copy) of an executed acknowledgment and agreement, in the form attached as Exhibit A, by each holder of an outstanding warrant for securities of the Seller;

   (iii) receipt of all waivers and consents required from third parties for Seller to consummate the Acquisition on terms satisfactory to the Buyer;

   (iv) no material adverse change shall have occurred to Seller's business since the date of this letter of intent; and

    (v) key personnel as determined by Buyer, acting reasonably and in good faith, shall have executed an employment agreement with Buyer.

      7.  Secured Convertible Promissory Note for Operating Costs.

      (a) The Buyer shall loan to the Seller such amounts necessary for the Seller to fund operating costs (based on historical amounts) at a monthly amount of US$150,000 or such greater amounts if Buyer and Seller agree, pursuant to the terms of a secured convertible promissory note which shall be secured by a lien on the assets of the Seller (the "Note"). Buyer's obligation to deliver any amounts by loan in accordance with this Section 7 shall be conditional upon the delivery to Buyer of (i) the Note, duly executed by Seller, and (ii) voting and support agreements duly executed by Jiri Nor, Anthony Durkacz, Brian Clewes, Michael Liik, Art Laudenslager and Related Persons of each of them, pursuant to which each shall agree, among other things, to vote all of their shares of common stock of Seller in favor of the Acquisition (collectively, the "Voting Agreements"). Delivery of the Note,
 the Voting Agreements and the first monthly installment thereunder shall occur no sooner than eleven (11) days following the date upon which the Buyer files an amended Schedule 13D with the U.S. Securities and Exchange Commission (the "SEC"), which in no event shall be later than fifteen (15) days following the date of this letter of intent; provided, however, that if Buyer receives any comments or other inquiries from the SEC, then no amounts shall be disbursed until such comments or inquiries are satisfactorily resolved with the SEC; provided, further, that no amounts shall be disbursed if Buyer is prohibited by law. Costs associated with preparation of filings required to secure the Note shall be borne by the Buyer. Subsequent monthly installments on the Note shall be paid on the first day of each month thereafter beginning on the first day of May 2007 (provided that delivery of such amounts at such time would not violate any law to which the Buyer is subject) until the earliest to occur of (a) the Closing Date; (b) July 31, 2007; (c) the termination of this letter of intent due to Seller's breach of its obligations under this letter of intent; or (d) the consummation of, or the execution of a binding agreement relating to, a Third Party Acquisition (defined below) by the Seller or the shareholders of the Seller. The monthly amounts may be increased as necessary if the Buyer and Seller agree on such specific increases. The parties shall agree upon the terms of the Note, which shall include customary terms and conditions, but in any case, the Note shall become immediately due and payable, upon the first to occur of (i) termination of this letter of intent, for any reason other than pursuant to paragraph 12(c), (ii) July 31, 2007, if the Acquisition is not consummated on or prior to such date, (iii) a breach by Seller of any of its obligations under this letter of intent or the Note, (iv) failure to obtain Shareholder Approval, and (v) the consummation of, or the execution of a binding agreement relating to, a Third Party Acquisition by the Seller or the shareholders of the Seller (the date of the first to occur, the "Maturity Date"). At Seller's option, at the Maturity Date, the Note may be converted into shares of the Seller's common stock at the conversion price of the lesser of (A) $.05 per share or
(B) ninety percent (90%) of the lowest daily volume weighted average price of the Seller's common stock during the ten (10) trading days immediately preceding the Maturity Date as quoted by Bloomberg, LP. During the term of the Note, the Seller will not be permitted to make or incur any expenditures equal to or greater than $5,000 without the prior written consent of the Buyer. Such loan shall be forgiven if the Closing occurs on or prior to July 31, 2007.

      (b)  For purposes of this letter of intent:

      (i) "Related Person" means: (A) each other member of such individual's Family (as defined below); (B) any person (as defined below) that is directly or indirectly controlled by such individual or one or more members of such individual's Family; (C) any person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest (as defined below); and (D) any person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, member, manager, executor, or trustee (or in a similar capacity);

    (ii) "Family" means with respect to a particular individual: (A) the individual, (B) the individual's spouse and former spouses, (C) any other natural person who is related to the individual or the individual's spouse or former spouses within the second degree, and (d) any other natural person who resides with such individual;

     (iii) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a person; and

      (iv) "person" means any individual, corporation (including any nonprofit corporation), general, limited or limited liability partnership, limited liability company, joint venture, estate, trust, association, organization or other entity.

      8. Amendment to the Terms of the Debentures. By execution of this letter of intent, Seller consents and agrees that the Debentures shall be amended to waive the conversion notice period of 65 days required thereunder, if Shareholder Approval is not obtained for whatever reason or if the shareholders of Seller consummate a Third Party Acquisition or enter into a binding agreement therefor. Once a determination has been made that Shareholder Approval has not been obtained, Buyer may immediately convert (or convert at anytime thereafter) the Debentures upon delivery of written notice to the Company of such conversion. Seller agrees to take such actions and execute such other documents as are required or appropriate (in Buyer's sole discretion) to give effect to such waiver and/or amendments, at such time as Buyer requests. Notwithstanding the foregoing, the Definitive Documents shall include covenants by Buyer and Seller that until August 1, 2007, that they shall do all things necessary or desirable to facilitate the completion of the Acquisition and all related transactions contemplated hereby or by the Definitive Documents including, without limitation, Buyer exercising all voting rights in respect of shares of Common Stock of Seller held by Buyer in favour of the Acquisition and not soliciting or accepting any proxies from other holders of securities of Seller directing Buyer to vote against the Acquisition.

      9. Other Terms; Closing Date. The Definitive Documents will contain the terms set forth herein, including, that upon the successful consummation of the Acquisition, the Debentures will be cancelled without further consideration. The Definitive Documents would also provide that the Closing shall occur no later than July 31, 2007.

      10. Publicity. Neither the Buyer nor the Seller will make any public announcement concerning this letter of intent, the discussions between the Buyer and the Seller or any other matter relating to the proposed Acquisition, provided, however, that, after consultation with the other party, either party may make disclosure if such party is advised by its counsel that such disclosure is required by applicable law or stock exchange listing agreement. Except as permitted by the preceding sentence, neither the Seller, the Buyer nor any of their respective affiliates, directors, officers, employees, counsel, accountants, financial advisors or other agents, will disclose the existence or terms of this letter of intent or that the Seller and the Buyer are holding discussions to any person other than the respective legal, accounting and financial advisors of the Seller or the Buyer who have a need to know such information solely for the purpose of assisting such party in connection with the proposed Acquisition.

      11. Access to Information. The Seller will continue to (a) allow the Buyer and its representatives, counsel, accountants, financial advisors and consultants to have full access to the offices, properties and facilities of the Seller, the books, records, financial statements, tax returns and other relevant information pertaining to the Business and the Acquired Assets, and the officers, directors, employees, attorneys, accountants and financial advisors of the Seller; and (b) furnish to the Buyer such additional financial and operating data and other information regarding the operations, assets, liabilities, financial condition and prospects of the Business as the Buyer may from time to time request. The Buyer will maintain any non-public information that it so obtains in accordance with the terms of the Confidentiality Agreement between the Buyer and the Seller dated
April 4, 2006.

      12. Termination. This letter of intent shall automatically terminate upon the execution of Definitive Documents, or earlier:

     (a)  by the mutual written consent of the Seller and the Buyer;

     (b) by the Seller or the Buyer if the Definitive Documents have not been executed prior to June 1, 2007, each acting reasonably and in good faith;

      (c) by the Seller, if Buyer has breached any of its obligations hereunder; or

      (d) by the Buyer, if Seller has breached any of its obligations hereunder.

      If this letter of intent is terminated pursuant to Sections 12(a),
(b), (c) or (d), then the Voting Agreements shall also automatically terminate. Upon termination of this letter of intent by Seller pursuant to Section 12(b) or by Buyer under Section 12(d), Seller consents and agrees that at the Buyer's option, the Debentures shall be amended to waive the conversion notice period of 65 days required thereunder.

      13.  Break-up Fee.

      Any "Break-Up Fee" paid hereunder shall be used in part to reimburse the recipient party for lost opportunity costs and transaction expenses incurred in connection with the Acquisition. For the purposes of this letter of intent the "Break-Up Fee" shall be an amount that is equal to the aggregate amount previously advanced by the Buyer to the Seller pursuant to the Note as of the date that such Break-Up Fee becomes due.

     (a) Seller shall pay to Buyer the Break-Up Fee if (i) Seller breaches any of its obligations under this letter of intent; (ii) if Seller or shareholders of Seller consummate a Third Party Acquisition or enter into a binding agreement therefor; or (iii) if Shareholder Approval is not obtained, which shall, in each case, be the Buyer's sole and exclusive remedy except as otherwise expressly provided herein; provided however, if Seller or shareholders of Seller consummate a Third Party Acquisition or enter into a binding agreement therefor or Seller otherwise breaches any of its obligations under Section 16,then notwithstanding the first paragraph of this Section 13, the Break-Up Fee due to Buyer by Seller under this Section 13(a) shall be an amount equal to the greater of (i) the "Break Up Fee" as defined in the first paragraph of this Section 13(a) and (ii) $500,000. The Note shall remain due and payable to Buyer in accordance with its terms, notwithstanding any payment due or made by Seller under this Section 13(a).

     (b) Buyer shall pay to Seller the Break-Up Fee if Buyer breaches any of its obligations under this letter of intent which shall be the Seller's sole and exclusive remedy for such breach except as otherwise expressly provided herein. Payment by Buyer to Seller of the Break-Up Fee pursuant to this Section 13(b) shall be satisfied by Buyer's forgiveness of all or part of the Note equal to the Break-Up Fee amount owed by Buyer under this
Section 13(b).

      14. Expenses. Except as outlined in this letter of intent, whether or not the Closing occurs, each of the Seller and the Buyer will bear its own expenses incurred in connection with the investigation, negotiation, documentation and/or the Closing of the Acquisition, including all fees and disbursements of each party's respective counsel, accountants, financial advisors, finders, and consultants.

      15. Broker's Fees. Each of the Seller and the Buyer agrees to indemnify the other party against any claim for commissions or brokerage, finder's or similar fees by any person engaged by, or who alleges that it was engaged by, the indemnifying party in connection with the transactions contemplated by this letter of intent. The Buyer acknowledges the Seller's existing relationship with Ardour Capital, and further acknowledges that the Seller is obligated to pay US$25,000 to Ardour Capital upon Closing, and that Seller will so pay.

      16. Exclusivity. In order to induce the Buyer to proceed with the investigation and negotiation of the proposed Acquisition, the Seller agrees that between the date of execution of this letter of intent and 12:01 a.m., EDT, August 1, 2007 (the "Exclusivity Period") the Seller will not, and it will not permit any of the Seller's affiliates to, directly or indirectly, through any director, officer, employee, attorney, financial advisor or any other agent, take any action to solicit, initiate, seek or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any person (other than the Buyer or an affiliate thereof that the Buyer designates) regarding any acquisition of the Seller, any merger or consolidation with or involving the Seller, or any acquisition of all or any portion of the stock of the Seller (including without limitation, by tender offer) or the assets of the Seller (any such transaction being hereinafter referred to as a "Third Party Acquisition"). The Seller agrees that it will, and will cause all affiliates of the Seller, immediately to terminate any such discussions or negotiations (other than negotiations with the Buyer or an affiliate thereof that the Buyer designates) in progress as of the date of this letter and that in no event will the Seller or any affiliate of the Seller accept or enter into an agreement concerning any Third Party Acquisition during the Exclusivity Period. In addition, during the Exclusivity Period, the Seller will not, directly or indirectly, through any director, officer, employee, attorney, financial advisor or any other agent, initiate or continue to participate in any negotiations or discussions with any person relating to an acquisition of, joint venture with, or investment in, any business. The Seller will notify the Buyer immediately after receipt by the Seller or any affiliate of the Seller (or any of their respective directors, officers, employees, attorneys, financial advisors or other agents) of any proposal for, or inquiry respecting, any potential Third Party Acquisition or any request for nonpublic information in connection with such a proposal or inquiry, or for access to the properties, books or records of the Seller by any person. Such notice to the Buyer will indicate in reasonable detail the identity of the person making, and the terms of, the proposal or inquiry. The Seller will be responsible for any breach of the provisions of this Section 16 by any affiliate of the Seller or any of the respective directors, officers, employees, attorneys, financial advisors or other agents of the Seller or any such affiliate. The foregoing provisions of this Section 16 shall not be deemed to prevent the Seller's board of directors from taking such actions as are required to comply with their fiduciary duties to the Seller or its shareholders under applicable law; provided however, that the Seller's board of directors shall only be permitted to take such actions are as required to comply with such fiduciary duties, as determined in good faith by a majority of the Seller's board of directors in accordance with written advice from outside legal counsel. The Seller shall provide a copy of such written advice of outside legal counsel to the Buyer prior to taking any such actions.

      17.  Miscellaneous.  This letter of intent (a) shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the conflicts of laws principles of such state; (b) may not be amended or terminated nor may compliance with any provision of this letter of intent be waived except pursuant to a written agreement signed by the Buyer and the Seller; (c) may be signed in counterparts, each of which shall constitute one and the same instrument; and (d) shall terminate if the parties shall not have executed the Definitive Documents on or before July 31,
2007.   The captions used in this letter of intent are for convenience only and shall not affect the interpretation of this letter.

      18.	Warrants.  Seller hereby agrees that within ten (10) days of the execution date hereof, to deliver to the Buyer documents representing the warrants held by the Buyer the terms of which are the same as the terms of the warrants held by Cornell Capital Partners, LP; provided, however, such warrants shall contain a provision which waives the sixty-five (65) day notice period for the waiver of the restriction on exercise in the case that Buyer or its affiliates hold greater than 4.99% of the outstanding shares of common stock of the Seller, if Shareholder Approval is not obtained or if the shareholders of Seller consummate a Third Party Acquisition or enter into a binding agreement therefor.

      19.  Effect of Termination.   In the event,  the Closing does not
take place on or before July 31, 2007 or by its terms this letter of intent terminates earlier, the Buyer shall retain all rights against the Seller that Buyer may otherwise have, including pursuant to the Debentures (which Debentures shall be enforceable as amended hereby, (including without limitation the waiver by the Seller of the 65 days notice period for conversion)) and pursuant to the Note.

      20. Status of this Letter. This letter of intent is intended to be legally binding on the parties hereto.

                   [Remainder of page left blank.]

     If the foregoing correctly sets forth your understanding, please sign and return to us one copy of this letter. This letter of intent will expire if we do not receive a signed copy from you by 5:00 p.m. EDT, on Friday, April 13, 2007.

                                     Green Shelter Innovations Ltd.


                                        /s/ Manoj Upadhyay
                                     By:-----------------------------
                                   Name: Manoj Upadhyay
                                  Title: Director

Accepted and agreed:

Astris Energi Inc.


   /s/ Anthony Durkacz
By--------------------------
   Name: Anthony Durkacz
   Title:Vice President of Finance

Date:  April 13, 2007